GORES HOLDINGS VIII, INC.

6260 Lookout Road

Boulder, Colorado 80301

December 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy Collins and Dorrie Yale

Re:	Gores Holdings VIII, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-262663

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Gores Holdings VIII, Inc. (the “Company”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”), which was initially filed on February 11, 2022 and amended on April 29, 2022 and May 27, 2022.

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 13, 2021, by and among the Company, Frontier Merger Sub, Inc., Frontier Merger Sub II, LLC and Footprint International Holdco, Inc. The Company is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated effective as of December 4, 2022.

The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please contact James Griffin of Weil, Gotshal & Manges LLP at (214) 746-7779.

Sincerely, GORES HOLDINGS VIII, INC.

By:	/s/ Mark Stone
Mark Stone
Chief Executive Officer

cc:	James R. Griffin

Weil, Gotshal & Manges LLP